Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated September 18, 2014

Relating to Preliminary Prospectus Dated September 8, 2014

Registration Statement No. 333-198151

Registration Statement No. 333-198806

7,500,000 Ordinary Shares

Pricing Term Sheet

Ordinary shares offered	7,500,000 ordinary shares

Underwriters’ option	1,125,000 ordinary shares

Initial public offering price	$13.00 per ordinary share

Net Proceeds	We estimate that the net proceeds from our issuance and sale of 7,500,000 ordinary shares in this offering will be approximately $88.4 million, based on the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares, we estimate that the net proceeds from this offering will be approximately $102.0 million.

NASDAQ Global Market Symbol	PRQR

Potential purchase by supervisory board members, management board members, officers and their affiliates; and by other principal existing shareholders and their affiliates	Certain of our supervisory board members, management board members, officers and their affiliates have indicated an interest in purchasing up to an aggregate of 492,200 ordinary shares in this offering at the initial public offering price. In addition, certain of our other principal shareholders and their affiliates have indicated an interest in purchasing up to an aggregate of 1,084,100 ordinary shares in this offering at the initial public offering price. These include Sofinnova Capital VII FCPR, 300,000 ordinary shares; Henri Termeer, 150,000 ordinary shares; entities affiliated with Fidelity Select Portfolios: Biotechnology Portfolio, 409,100 ordinary shares; Jennison Global Healthcare Master Fund, Ltd., 375,000 ordinary shares; and Cooperatieve Gilde Healthcare III Sub-Holding 2 U.A., 200,000 ordinary shares. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering, or any of these parties may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discounts and commissions on any shares purchased by these parties as they will on any other shares sold to the public in this offering.

As Adjusted Financial Data	Giving effect to this offering, our as adjusted statement of financial position data as of June 30, 2014 would have been as follows (in thousands):

Cash and cash equivalents	€105,144

Total assets	106,052
Total liabilities	5,079
Total shareholders’ equity (deficit)	100,973

Dilution	Giving effect to this offering, our pro forma net tangible book value as of June 30, 2014 would have been $133.2 million, or $6.00 per ordinary share. This represents an immediate increase in pro forma net tangible book value per share of $2.95 to existing shareholders and immediate dilution of $7.00 in pro forma net tangible book value per ordinary share to new investors purchasing ordinary shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, copies may be obtained from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by email at Syndicate@Leerink.com, or by phone at (800) 808-7525; or from Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, or by email at prospectus.cpdg@db.com or by phone at (800) 503-4611.